

May 3, 2012

Via E-mail
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

> **RE:**   **ArcelorMittal**
> **Form 20-F for the Year ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 20-F/A for the Year ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your response letter dated April 25, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 4 – Information on the Company

D. Property, Plant and Equipment

Reserves (Iron Ore and Coal)

1. We note your response to prior comment four from our letter dated April 11, 2012. Supplementally please provide us with a table showing the prices and costs used to establish reserves for each of your mines in each of the last three fiscal years, along with a comparison to the three year average price at each reserve determination date.

Item 5 – Operating and Financial Review and Prospects

A. Operating Results

Mining Sales

2. We note your proposed disclosures provided in response to comment seven from our letter dated April 11, 2012 and have the following additional comments.

- You indicate that the increase in mining sales to external customers was due, in part, to the increase in iron ore and coal shipments to external customers. Please clarify why you were able to attain those higher shipments. For example, based on your tabular presentation of mining shipments, it appears that you have increased your external shipments of iron ore and coal as a percentage of total shipments of iron ore and coal for the year ended December 31, 2011 versus 2010. If this is correct, explain the underlying causes for this increase and whether management expects this trend to continue.

- Your discussion of selling prices refers to the average benchmark iron ore and hard coking coal price per tonne which includes a caution to readers that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time. Please expand your disclosures to address the impact that actual selling prices had on your mining sales.

Operating Income (Loss)

3. We note your response to prior comment nine from our letter dated April 11, 2012 and have the following additional comments.

- You indicate that you do not allocate depreciation between internal and external sales and therefore cannot provide readers with an indication of how external sales of iron ore and coal have impacted your consolidated operating income. Please explain then the basis for your statement under the section, Operating Income (Loss), that the rise in ArcelorMittal's operating income in 2011 was primarily driven by a profitability improvement in Flat Carbon Americas and the Mining segment.

- Please explain how you determine the elimination entries necessary to reconcile segment operating income to consolidated operating income if you do not track operating income generated from externals sales for each of your segments.

- You indicate that you have information regarding EBITDA of the mining segment as this is the profitability metric that management monitors since the outset of the accounting for mining as a separate segment in 2011. If this is the only measure of your mining segment's profit or loss reported to your CODM for the purposes of making decisions about allocating resources to the mining segment and assessing its performance, please explain why you have not provided this measure in lieu of the operating income (loss) measure. Refer to paragraph 25 of IFRS 8.

<u>Form 20-F/A for the Year Ended December 31, 2011</u>

<u>Item 18 – Financial Statements</u>

<u>Note 25 - Segment and Geographic Information, page F-84</u>

4. We note your response to prior comment 14 from our letter dated April 11, 2012. Please quantify for us the corporate costs, income from non-steel operations, and the elimination of stock margins between the segments for each period presented.

    You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters, and John E. Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding comments on mining reserve disclosure and related matters.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief

CC: <u>Via E-mail</u>
        John D. Brinitzer, Esq
        Clearly Gottlieb Steen & Hamilton LLP